1601 Lower Water Street Suite 402, Summit Place
TSX: GAM / AMEX: GRS / BSX: GL7	(PO Box 2067)
Halifax, Nova Scotia
B3J 2Z1, CANADA
Tel: +1 (902) 468-0614
Fax: +1 (902) 468-0631
www.gammongold.com

PRESS RELEASE

Halifax, March 24, 2008

Gammon Gold to Release Fourth Quarter and Year End 2007 Financial Results on March 31, 2008

Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM and AMEX:GRS) is pleased to announce that the Company’s quarterly financial results for the three month and year ended December 31, 2007 will be released before the market open on Monday, March 31, 2008. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Monday, March 31, 2008 starting at 2:30 pm Eastern Time (3:30 pm Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Local Toronto Participants: 1-416-644-3419

  North America Toll Free: 1-800-732-0232

  Outside North America: 1-416-644-3419

When the Operator answers please ask to be placed into the Gammon Gold Fourth Quarter and Year End Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
http://w.on24.com/r.htm?e=106728&s=1&k=7BAED3BAFA9C754ACEC1D49A018F0752.

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Friday April 4th by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917

  Passcode: 21266722#

  North America Toll Free: 1-877-289-8525

  Passcode: 21266722#

  Outside North America: 1-416-640-1917

  Passcode: 21266722#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below: http://w.on24.com/r.htm?e=106728&s=1&k=7BAED3BAFA9C754ACEC1D49A018F0752 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614
scott.perry@gammongold.com	anne.day@gammongold.com

Cautionary Statement

Cautionary Note to US Investors – The United State Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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